Exhibit (a)(11)
APPLICA INCORPORATED
3633 Flamingo Road
Miramar, Florida 33027
Dear Fellow Shareholder: January 4, 2007
     I am writing today to ensure that you are aware of several recent developments, as well as the specific steps you should take to protect and maximize the value of your investment in Applica.
     On October 19, 2006, we entered into a definitive merger agreement with APN Holding Company, Inc. and APN Mergersub, Inc. (which are subsidiaries of Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P., and which we refer to, along with such funds, as Harbinger) under which Harbinger agreed to acquire all outstanding shares of Applica that it does not currently own for $6.00 per share in cash. Harbinger is our largest shareholder, with ownership of approximately 40% of the common stock of Applica.
     On December 14, 2006, Harbinger submitted a definitive binding offer to enter into an amendment to its merger agreement that provides for our shareholders to receive $6.50 in cash per share, without interest, if the merger is completed. Our board of directors accepted Harbinger’s increased offer of $6.50 per share, and, on December 14, 2006, we entered into an amendment to the merger agreement.
     The increased offer and amendment followed our receipt on December 13, 2006 of an unsolicited offer by NACCO Industries, Inc. to acquire all of the outstanding shares of Applica for $6.50 per share in cash. On the morning of December 15, 2006, Apex Acquisition Corporation, which is a newly formed Florida corporation and an indirect, wholly owned subsidiary of NACCO, purportedly commenced a tender offer to purchase all outstanding shares of our common stock at a purchase price of $6.50 per share.
     On December 21, 2006, NACCO publicly announced that it had increased the per share offer price of its tender offer to $7.00. Subsequently, Harbinger submitted to us a definitive binding offer to enter into a second amendment to its merger agreement that provides for shareholders to receive $7.00 in cash per share, without interest, if the Harbinger merger is completed. Our board of directors accepted Harbinger’s increased offer of $7.00 per share, and, on December 22, 2006, we entered into a second amendment to the merger agreement.
     On December 26, 2006, NACCO publicly announced that it had increased the per share offer price of its tender offer to $7.50. Subsequently, Harbinger submitted to us a definitive binding offer to enter into a third amendment to its merger agreement that provides for shareholders to receive $7.50 in cash per share, without interest, if the Harbinger merger is completed. Our board of directors accepted Harbinger’s increased offer of $7.50 per share, and, on December 27, 2006, we entered into a third amendment to the merger agreement.
     On January 3, 2007, NACCO publicly announced that it had increased the per share offer price of its tender offer to $7.75. Subsequently, Harbinger submitted to us a definitive binding offer to enter into a fourth amendment to its merger agreement that provides for shareholders to receive $7.75 in cash per share, without interest, if the Harbinger merger is completed. Our board of directors accepted Harbinger’s increased offer of $7.75 per share, and, on January 3, 2007, we entered into a fourth amendment to the merger agreement.
     It is important that you know our board’s position on these matters. In particular, after careful consideration, the board:
     (i) recommends that our shareholders reject the NACCO offer and not tender their shares in the NACCO offer; and
     (ii) reaffirms the Harbinger merger and recommends that our shareholders vote “FOR” the adoption of the fourth amended merger agreement between Applica and Harbinger.

     The board also recommends that, even if a shareholder does not vote with respect to the Harbinger merger agreement at this time, that such shareholder vote “FOR” the proposal to adjourn or postpone the special meeting of our shareholders, if necessary or appropriate, to solicit additional proxies if there are insufficient shares present or represented at the meeting to constitute a quorum or insufficient votes at the time of the meeting to adopt the Harbinger merger agreement or because the board, in its judgment, determines that an adjournment is required by law or is otherwise in the best interests of us and its shareholders. The ability to adjourn or postpone the special meeting will give the board the flexibility to preserve the existing transaction with Harbinger should the vote not be obtained by January 10, 2007.
     In evaluating NACCO’s revised offer, the board noted that other than the increase in the per share offer price to $7.75 and the amendment of certain conditions and the elimination of others, there were no other material changes made to the terms and conditions of the revised NACCO offer. The board based its determination to recommend that Applica’s shareholders reject the NACCO offer and not tender their shares in the revised NACCO offer on the following reasons:
•	No Premium. The $7.75 per share offer price of the NACCO offer does not offer any premium over the per share price, which is also $7.75, set forth in the Harbinger merger agreement, as amended on December 14, 2006, December 22, 2006, December 27, 2006 and January 3, 2007.

•	Harbinger Agreement at Least as Favorable. After consultation with its legal and financial advisors, the board determined in accordance with the Harbinger merger agreement, that the Harbinger merger agreement, as amended, is at least as favorable to Applica’s shareholders as the revised NACCO offer; accordingly, in accordance with the Harbinger merger agreement, the board could not conclude that its fiduciary duties would require it to withdraw its recommendation that Applica’s shareholders vote in favor of the merger with Harbinger, enter into negotiations with NACCO or terminate the Harbinger merger agreement.

•	The Revised NACCO Offer Contains Certain Significant Conditions. The board noted that the revised NACCO offer included the amendment or elimination of a number of conditions. Despite these changes, the board believes that the revised NACCO continues to include a number of conditions that create significant concerns as to whether the revised NACCO offer can be completed. While the conditions of the revised NACCO offer are no longer as extensive or as subjective as they originally were, unlike the closing conditions contained in the Harbinger merger agreement which are subject to enforcement by Applica on behalf of its shareholders, NACCO Sub, within its “reasonable” discretion, has the ability to determine whether certain of the closing conditions to the NACCO offer have been satisfied.

•	Conditional Financing. Although the revised NACCO offer is not subject to a financing closing condition, it is uncertain whether NACCO Sub will have access to sufficient cash to complete the revised NACCO offer.
     In light of the above factors, the board determined that the NACCO offer is not in the best interests of Applica and our shareholders. Accordingly, the board recommends that our shareholders reject the NACCO offer and not tender their shares pursuant to the NACCO offer.
     The Harbinger transaction is not subject to any financing condition. The “purchasing” affiliates of Harbinger Capital Partners received equity funding letters from Harbinger Capital Partners that, subject to the conditions therein, provide for an aggregate amount sufficient to complete the transaction. Completion of the transaction is subject only to standard regulatory approvals and other customary closing conditions.
     Applica convened the special meeting at 11:00 a.m. Eastern Standard Time on January 4, 2007, as originally scheduled, and adjourned the special meeting until 11:00 a.m. Eastern Standard Time on January 10, 2007, without a vote on any proposal other than an adjournment. The proposals to be considered at the special meeting will be submitted to a vote of Applica’s shareholders at the reconvened meeting at 11:00 a.m. Eastern Standard Time on January 10, 2007. The record date for the reconvened meeting is November 27, 2006.

(a)(11)-2

     TO VOTE YOUR SHARES IN FAVOR OF THE AMENDED HARBINGER MERGER AGREEMENT, PLEASE COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD ENCLOSED WITH THE PREVIOUSLY DISTRIBUTED DEFINITIVE PROXY STATEMENT AS SOON AS POSSIBLE. Please contact our proxy solicitor, Georgeson Inc. at 17 State Street, New York, New York 10004 or call them toll-free at (866) 857-2624 if you have any questions about the board’s recommendation, the amendments thereto, the definitive proxy statement, the proxy supplements or the merger or need assistance with the voting procedures.
     We look forward to your support as we work to complete this transaction.

Sincerely,
/s/ Harry D. Schulman
Harry D. Schulman
Chairman of the Board, President and Chief Executive Officer

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